worthy

Worthy Foods, LLC (the "Company") a New York Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Worthy Foods, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in member equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
December 9, 2021

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31, 2020	2019
ASSETS		
Current Assets		
Cash and Cash Equivalents	-	27,861
Accounts Receivable	3,595	-
Deposits on Inventory	79,331	-
Inventory	88,162	95,408
Other Assets	1,285	-
Total Current Assets	172,373	123,269
Non-current Assets		
Machinery & Equipment and Dies & Plates, net of Accumulated Depreciation	32,505	26,374
Total Non-Current Assets	32,505	26,374
TOTAL ASSETS	204,879	149,643
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	27,728	9,058
Short Term Debt	75,000	-
SBA Loan	2,000	-
Accrued Expenses	3,678	3,678
Sales Tax Payable	207	-
Over drafted Bank Account	11,176	-
Other Liabilities	37,081	38,891
Total Current Liabilities	156,869	51,627
Long-term Liabilities		
Convertible Notes	1,220,108	875,108
Accrued Interest - Convertible Notes	144,192	-
Long Term Debt	204,931	94,444
Long Term Debt - Related Party	74,845	-
Total Long-Term Liabilities	1,644,076	969,552
TOTAL LIABILITIES	1,800,945	1,021,179
EQUITY		
Member Contributions	527,422	527,422
Accumulated Deficit	(2,123,488)	(1,398,958)
Total Equity	(1,596,066)	(871,536)
TOTAL LIABILITIES AND EQUITY	204,879	149,643

Statement of Operations

	Year Ended December 31,	
	2020	2019
Revenue	159,927	129,683
Cost of Sales	212,850	214,580
Gross Profit	(52,924)	(84,896)
Operating Expenses		
Advertising and Marketing	330,863	107,606
General and Administrative	171,893	238,834
Research and Development	19,953	50
Depreciation	876	10,548
Amortization	3,151	-
Total Operating Expenses	526,736	357,037
Operating Income (loss)	(579,659)	(441,933)
Other Income		
Interest Income	-	-
Other	6,506	300
Total Other Income	6,506	300
Other Expense		
Interest Expense	145,508	3,678
Other	5,869	-
Total Other Expense	151,377	3,678
Provision for Income Tax	-	-
Net Income (loss)	(724,530)	(445,311)

Statement of Cash Flows

	Year Ended December 31, 2020	2019
OPERATING ACTIVITIES		
Net Income (Loss)	(724,530)	(445,311)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	876	10,548
Accounts Payable	18,670	(38,623)
Deposits on Inventory	(77,988)	-
Inventory	5,903	(27,932)
Accounts Receivable	(3,595)	28,756
Accrued Interest - Convertible Notes	144,192	-
Accrued Expenses	-	3,678
Sales Tax Payable	207	-
Other Assets	(1,285)	605
Other Liabilities	(1,810)	7,171
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	85,169	(15,798)
Net Cash provided by (used in) Operating Activities	(639,361)	(461,109)
INVESTING ACTIVITIES		
Dies & Plates	(7,007)	-
Other	-	-
Net Cash provided by (used by) Investing Activities	(7,007)	-
FINANCING ACTIVITIES		
Member Contributions	-	32,012
Convertible Notes	345,000	225,108
Short Term Debt	145,000	-
Long Term Debt	115,331	94,444
SBA Loan	2,000	-
Net Cash provided by (used in) Financing Activities	607,331	351,564
Cash at the beginning of period	27,861	137,406
Net Cash increase (decrease) for period	(39,037)	(109,545)
Cash/(overdraft bank account) at end of period	(11,176)	27,861

	Common A Units	Common B Units	Incentive Units			
	# of Units	# of Units	# of Units	Member Contributions	Accumulated Deficit	Total Member Equity
Beginning Balance at 1/1/19	100	971.55	-	-	(953,647)	(953,647)
Issuance of Membership Units	-	-	22	-	-	-
Member Contributions	-	-	-	527,422	-	527,422
Net Income (Loss)	-	-	-	-	(445,311)	(445,311)
Ending Balance 12/31/2019	100	971.55	22	527,422	(1,398,958)	(871,536)
Issuance of Membership Units	-	-	198	-	-	-
Net Income (Loss)	-	-	-	-	(724,530)	(724,530)
Ending Balance 12/31/2020	100	971.55	220	527,422	(2,123,488)	(1,596,066)

Worthy Foods, LLC
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Worthy Foods, LLC ("the Company") was formed in New York on December 29th, 2015. The Company earns revenue through plant-based, ready-to-eat bowls that are healthy alternatives to yogurt and smoothies.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Revenue	2020	2019
eCommerce	134,503	12,462
Independent Retailers	25,183	117,221
Other	241	-
Grand Total	**159,927**	**129,683**

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020.

A summary of the Company's property and equipment is below.

Property Type	Useful Life (in years)	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/20
Machinery & Equipment	4	58,170	31,796	-	26,374
Dies & Plates	2	7,007	876	-	6,131.13
Grand Total	**-**	**65,177**	**32,672**	**-**	**32,505**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

The Company's inventory consists of finished goods, packaging, and raw materials. Inventory is valued at cost on the "first-in, first-out" (FIFO) basis. A summary of the Company's inventory is below.

Inventory	2020	2019
Finished Goods	10,677	38,280
Packaging	4,650	23,460
Raw Materials	72,834	34,855
Grand Total	**88,162**	**96,595**

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In 2020, the Company entered into multiple promissory note agreements with its owners for a total of $74,845 bearing no interest with maturity dates in December 2026. These notes are not secured. The total balance of these notes was $74,845 as of December 31, 2020.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Convertible Notes - The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes was 6%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities ranging from 2021 to 2022. The notes are convertible into shares of the Company's common stock at a 20% discount during a change of control or qualified financing event.

Loans

In December 2020, the Company entered into several short-term loan agreements for a total of $75,000 with 0-2.5% interest rates and maturity dates ranging from 2021 to 2026. These loan agreements carry no security interest. The total ending balance of these loans was $75,000 as of December 31, 2020.

In 2019 and 2020, the Company entered into multiple long-term loan agreements for a total of $110,000 with 0-15% interest rates and maturity dates ranging from 2021 to 2026, or due upon demand. These loan agreements either carry no security interest or are secured by the Company's assets. The total ending balance of these loans was

In February 2020, the Company entered into a Revenue Sharing Agreement with a branding and design agency for 5% of revenue over the course of 3 years until $70,000 is paid back for services rendered to the Company. This agreement is secured by the Company's receivables. The ending balance of this liability was $70,000 as of December 31, 2020.

Please see "Note 3 – Related Party Transactions" for more details regarding additional loans.

Debt Principal Maturities 5 Years Subsequent to 2020	
Year	**Amount**
2021	348,333
2022	310,000
2023	-
2024	-
2025	-
Thereafter	124,845

NOTE 6 – EQUITY

The Company is a multi-member LLC with multiple classes of ownership interest. Profits and losses are allocated to members in accordance with the operating agreement.

Holders of Class A Units are entitled to one vote per unit. 100 Class A Units were issued and outstanding as of December 31, 2019 and 2020.

Holders of Class B Units are not entitled to any votes. 971.55 Class B Units were issued and outstanding as of December 31, 2019 and 2020.

Holders of Incentive Unit are entitled to share in the Company's profits; however, they have no voting rights. This profit interest is subject to a participation threshold set forth in grant agreements between the Company and the holder. 22 and 220 Incentive Units have been issued and outstanding as of December 31, 2019 and 2020, respectively.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through December 9, 2021, the date these financial statements were available to be issued.

The Company raised $100k in traditional loans with interest rates ranging from 0-2% and maturities due on demand.

The Company raised $1.2M in convertible notes with terms identical to those disclosed above.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception and has negative cash flows from operations.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.